SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 27, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 27, 2007

* Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365 TSX-V: RVI
Fax 604 684∙8092 OTCBB: RVINF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ACHIEVES TOP DOLLAR PRICES FOR ITS FIRST
DIAMOND TENDER IN 2007

February 27, 2007, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") and Durnpike Investments (Pty) Ltd. ("Durnpike") announce the highly successful conclusion of its first diamond tender in 2007 for production from South African alluvial diamond operations.

The Company tendered 1982.15 carats of production from its Holpan and Klipdam mines located north of Kimberley, and Wouterspan operation on the Middle Orange River, west of Kimberley. This represented approximately one month of production through the late 2006 to early 2007.

The tender sale realized a gross value of US$5,087,102.60 and an average value of US$2,566 per carat. The sale included four stones in excess of 30 carats each, which achieved outstanding prices. The four stones in the sale are shown in the composite diagram below. They include a 34.05 carat vivid yellow, which sold for $21,159 per carat, a 49.06 carat D-color, which sold for $21,188 per carat, a 50.96 carat D-color spotless, which realized a price of $25,739 per carat, and a 53.54 carat fancy yellow stone which received a price of $8,036 per carat.

50.96 carat diamond	53.54 carat diamond
49.06 carat diamond	34.05 carat diamond

President and COO John Bristow said: "The diamond market has kicked off the New Year on very strong note, reflecting an ongoing positive mood in the trade extending from encouraging sales for Christmas 2006 and need for diamantaires to re-stock their inventories with large rough diamonds. Demand for large stones, such as those produced by Rockwell, remains particularly robust. The Company is well placed to build its production capacity and profile in this high end market segment."

Rockwell would also like to provide an update in regards to the Durnpike acquisition. As of January 31, 2007 all conditions precedent to closing had been satisfied. Further details of the Acquisition were provided in the Company's June 30, 2006 and November 23, 2006 news releases.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United Sates or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

                                                                                                                             Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at
www.sedar.com.